INVEST IN BOONOOB

# Facebook for Eventbrite!

PITCH VIDEO   INVESTOR PANEL



boonoob
The social web for social good
Fabulous Technologies Inc. Since 2016

boonoob.com   San Francisco CA

Software | Technology | Entertainment | Community | Lifestyle

LEAD INVESTOR



**Rob Kellogg**

I'm supporting Hesam and his team's vision to create a scalable, engaging, and human-centric social platform that actually puts the interests of people and society first. Boonoob will become the "Social Web for Social Good" for Doers (not users) by connecting people and communities together in meaningful, socially beneficial activities. I encourage you to support this vision by investing in Boonoob so they can attain their goal of reaching 1 billion people across the globe by 2030.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW   DETAILS   UPDATES 30   WHAT PEOPLE SAY 20   ASK A QUESTION 5

## Highlights

1. 😃❤️A SOCIAL PLATFORM TO BRING HAPPINESS AND CELEBRATION TO THE WORLD!
2. 💰 A $100B+ MARKET! Has generated $100k+ in revenue and connected thousands of people.
3. 💎 A VISIONARY, SKILLED, AND HARD WORKING TEAM!
4. 🏃 Promotes activities, health, friendship, philanthropy, and income opportunities. Donates 10% to NGOs
5. 🎇 Broke the worldwide record with the first-ever 24-hours worldwide NYE 2021 virtual event.
6. 🖐 Thousands of worldwide subscribers. Our NYE 2020 party generated $83k.
7. 🚀 3+ products into one platform. Already profitable. Customers are waiting!
8. 💪 For doers, not "Users" - Anti Social Dilemma

## Our Team



**Hesam Jafari** Founder and CEO of Boonoob

2X Founder & 1 Exit. Best international CEO award nominee. 3X scholarship award. Masters in Business Administration Masters in Mechanical Engineering. Masters in Materials Science. Research Scholar

> The world needs more happiness and humane technologies! Boonoob is a social platform aiming to connect people to become active, help each other, and spread happiness! Technology is a powerful new tool. Internet and smartphones are only 31 years old. We can leverage tools to unleash human potential easier, faster, and better toward prosperity.



**Yves Songolo** Co-founder and CTO of Boonoob

A software engineer at heart with background in developing and perfecting iOS apps. Can be caught daydreaming about building great things from scratch. Software Engineering from Make School. Computer Science from Essex College. Launching Boonoob



**Paul Hemingway** Director of Marketing of Boonoob

Former Coca-Cola, Smucker, Abbott, Wendy's | Marketing and Brand Strategy Executive | Innovator, Achiever, Storyteller

SEE MORE

## The Social Web for Social Good


Rob Kellogg
Boonoob's Lead Investor
COO at NCIA | Preceptor, Watson Institute | Founder, Sathi Fund for Social Innovators
He is currently the COO of the National Cannabis Industry Association (NCIA) representing one of the fastest growing and most innovative industries in America. Prior to that, he was the Executive Director of Social Venture Partners Denver, a partnership of engaged philanthropists bridging the for-profit and nonprofit sectors to elevate the impact of social mission organizations in Metro Denver.
Rob is also active in the global social entrepreneurship space. In 2016, he founded the Sathi Fund for Social Innovators, a volunteer nonprofit which provides seed grants and mentorship to aspiring grassroots social innovators in Africa and Asia. Since 2018, he has been a preceptor at the Watson Institute in Boulder and has served as an investor and advisor to several ventures.

1. Boonoob has broken local and global records

2. Boonoob has connected and brought smiles to thousands of people


Let's Party
Watch later
Share
Watch on YouTube

3. Boonoob will do good for the world

4. Boonoob is a good company to work for

5. Good relationships matter

6. Good Return On Investment and IMPACT! Win-Win

7. IT'S A GOOD DEAL!


You
Will get
Equity%


You'll get Life-time premium membership
Includes 10 free events each year
&
Saving on fees
&
Many other perks


You
Will get
Travel Rebate


You
Will meet
The Team


We
Feed the
Homeless


We
Plant
Trees

8. We give back 10% to charities


10% to
non-profits

9. We are ambitious and we think big!




1 Billion by 2030

10. Our customers love us!!!


Testimonials
As always amazing time!
It was wonderful night and we had lots of fun. Eagerly, waiting for the next event!
You guys throw the best parties!
Paul G.
Sadegh B.
Sasan D.

11. A capable team!


Our Team
Hesam Jafari Founder and CEO
2X Founder & 1 Exit. Best international CEO award nominee. 3X scholarship award. Masters in Business Administration Masters in Mechanical Engineering. Masters in Materials Science. Research Scholar
Yves Songolo Co-founder and CTO
A software engineer at heart with background in developing and perfecting iOS apps. Can be caught daydreaming about building great things from scratch. Software Engineering from Make School. Computer Science from Essex College. Launching Boonoob
Paul Hemingway Director of Marketing
Marketing and Brand Strategy Executive | Innovator, Achiever, Storyteller | Former Coca-Cola, Smucker, Abbott, Wendy's
Matthew Stone Director of Sales
Accomplished salesman in a variety of industries connecting businesses together to enable companies to reach their international or national growth goals. Passionate about the concept of Change Your Life, See The World, and Make A Difference.
Mohammed Nadeem, PhD. Marketing Advisor
Advisor & GoTo Market Executive; Distinguished Professor; Fulbright Scholar; Influencer; Keynote Speaker.

12. Our happiness model is not guesswork! It's backed by science!

The PERMA model made by Martin Seligman


Science of Happiness
Good Activities
Positive Emotions
Engagement
Relationships
Meaning
Accomplishments

13. WE ARE THE PIONEER IN THIS BLUE OCEAN


Social Networks
Activity
Product
ebay
amazon
Exchange of goods
Content
Exchange of media
Exchange of experience


Market
Event Ticketing
Online Ad Spending


$54 B
$49B up for grab
Worldwide 2019, Statista
$36 B
$3B up for grab
US 2019, Statista
Subscription

14. We already know how to turn happiness into a business


$100k+
Revenue
2018 - 2019

15. It's 5 apps in one app, faster, better, and cheaper


5 apps in 1 app

16. "Doers" not "Users" - A Doer centric platform


"Doers"
Not
"Users"


Why is this unique?
Activity
Community
Doer
Enablement
Doer centric
Can do without others
Happier with others
Enabled to do (resources, tools, ...)

Hesam presents Boonoob (Nov 2020)


Boonoob Presentation
Watch later
Share


Watch on YouTube


Our Journey
First created in University of New Hampshire A social platform like Facebook
Parties gone viral
Pandemic
Most popular in SF Rev: $83K
Giving Tuesday
An activity platform Starting with Firepit Fridays
NYE Party on Battleship (Jeremiah O'Brien) with 1,000 people
Expanded to include volunteering & servicing activities
Virtual NYE 2021 Party with 10,000 people

## Boonoob 2016: Private Platform for University of New Hampshire



## Boonoob 2018: Private Platform for San Francisco


boonoob
Events
Cart
Friends
Profile
Invite Friends


boonoob
Events
Cart
Friends
Profile
Thirsty Thursdays!
2020 Dance Party on a Battleship
Skyy & Water Party

Our small weekly gatherings blew up and they turned into big events in San Francisco. Our New Year's Eve 2019 with 1000 people on the famous Jeremiah O'Brien in SFwas the FIRST EVER!

## Boonoob App 2020: The Pandemic Edition


The App
boonoob
Timelines
Post
Profile


Notification
Chat


Choose your interests
Explore your timeline
Engage in activities
Complete activities

Version 1 of the app came out in the pandemic time focused solely on volunteering and donation activities because we couldn't sit down and don't do anything for people. After all, we are a social good. People started to become jobless and many lives were lost. We are very sorry for all that happened in 2020.

### Boonoob Virtual Streaming Platform 2021

Have already hosted global events. More customers are waiting!


Virtual Platform
Virtual platform

### Worldwide Virtual New Year's Eve 2021 - FIRST EVER! - 24 hours - thousands of people - 50+ celebrities- Hosted on Boonoob Virtual Platform

### Boonoob Events Ticketing 2021


Ticketing Platform
Boonoob Events
Happy
LoveFest
2021
Events

### Boonoob App 2021: Bye Bye 2020

Version 2 of the app is a complete redesign and will be available on iOS, Andriod, and web to accommodate the needs of the people with online and in-person accommodating leisure and philanthropic activities.


Version 2.0
Coming Soon
boonoob


boonoob


User profile
Follow
Robert Davis
Activity review
How was the experience?
Submit

Hesam is excited about the recent accomplishments


Inspiration
Facebook
Has the community
Doesn't have the activities
Eventbrite
Has the activities
Doesn't have the community


How does Boonoob work?
Feb 2021
Meaning
Create an Activity
Relationships
Join to Activity
Engagement
Engaging in Activity
Accomplishment
Complete the Activity
Positive Emotions
Rate The Activity

This is how it works: Imagine you wake up in the morning with a positive notification on your phone "Hey you!! Happy Monday! Your friend is going to bike to the park around 2 pm. Join her" then with one click you are good to go. The app will tell you where to go, how to get there, and what to get. You will be there at 2 pm with your friend to go biking. You will have a good time and tons of laughs with her. Memorable times. After finishing biking you come back home filled with joy. The app will ask you how did you feel and you'd say "I felt amazing! I feel grateful and joyful!" Your positive words and experience will ripple throughout your network and your connections want to do more of the same. **Happiness brings more happiness!**

Now, in the same way as a leisure activity, we can think about volunteering activities. In the long run, Boonoob can mobilize billions of people to do good because it is not going to be boring anymore, it will be fun and it will feel good. People can help each other easier, better, and faster. If we can have 1 billion people donate 1 minute of their daily time, that is 1 billion minutes daily toward the advancement of humanity, love, and goodness.

Activities bring much stronger and authentic connections. Having like-minded friends will make you happier than anything imaginable. Good friends and love in your life are the ultimate blessings.


Market
Event Ticketing
$54 B
Online Ad Spending
$36 B


Worldwide 2019, Statista
US 2019, Statista
% per ticket
$ per boost
→ Subscription

We make money by enabling people to do activities. The more people do activities, the happier they become, the more money we make. Additionally, we will help people to find things they might need through advertisements. Subscription will help our doers to save fees, get free activities, and many other future perks.


Revenue projection
Revenue
MILLIONS
3.5
3
2.5
2
1.5
1
0.5
0
2017
2018
2019
2020
2021
2022
2023
2024
Prediction
Current

These past few years we have created few websites and many leisure activities and parties that have worked for us as fuel, R&D, and proof of concept. IT WORKS! We have broken our city records and worldwide records. In the pandemic, we successfully released our first iOS app which focused on volunteering and donations to help people in these hard times. We also created our own virtual platform to host events. We have already generated $100K+ in revenue.


Use of Funds (targets)
$50,000
70% technology, development, and salary; 12.5% marketing; 10% sales and business development; 7.5% towards Wefunder fees
$250,000
50% technology, development, and salary; 32.5% towards marketing, sales, and business development; 10% Infrastructure and cyber security; 7.5% towards Wefunder fees

### Join us and invest in happiness! We immediately give back!

By investing additional to your future equity you will get premium memberships, travel rebates, meeting with the team and you will contribute to the world by we plant trees for you and feed homeless people.


We have connected thousands and we want to connect more. Invest in happiness today:
Https://wefunder.com/Boonoob
JOIN US!

### A once in a lifetime opportunity